Amendment to Asset Purchase Agreement

This Amendment (the “Amendment”) to that certain Asset Purchase Agreement, dated as of February 8, 2007 (the “APA”) by and among Beijing Hi-Tech Wealth Investment and Development Company Limited, a limited liability company organized under the laws of the People’s Republic of China (the “Seller”), Magical Insight Investments Ltd., a British Virgin Islands corporation (the “Buyer”) and General Components, Inc., a Nevada corporation (“Parent”) is made as of February 15, 2007 by each of the parties to the APA. Terms used but not defined herein shall have the meanings assigned to them in the APA.

WHEREAS, pursuant to the APA, Parent agreed to contribute 30,000,000 warrants to purchase shares of Parent’s Common Stock (the “Parent Warrants”) to the Buyer and the Buyer agreed to deliver such Parent Warrants to the Seller on the Closing Date to enable the Buyer to purchase the Interest from the Seller; and

WHEREAS, on February 13, 2007, Parent consummated a 1 for 10 reverse split of its outstanding Common Stock; and

WHEREAS, the parties have decided that in lieu of the contribution of 30,000,000 Parent Warrants to the Buyer, Parent shall contribute 3,000,000 shares of Parent’s Common Stock to the Buyer (the “Shares”), who will then deliver the Shares to the Seller as consideration for the Interest;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, each party hereby agrees that the APA shall be amended as set forth below:

1.1 Recitals. The words “30,000,000 warrants to purchase shares of its common stock” in the first recital to the APA shall be replaced with “3,000,000 shares of its common stock”.

1.2 Section 2.01. Section 2.01 is hereby amended and restated in its entirety as follows:

“(a)  Parent shall contribute 3,000,000 shares of Parent Common Stock (the “Shares”) to the Buyer; and

(b) the Buyer shall transfer the Shares to the Seller in the name of the Sellers’ three designated shareholders: 1,000,000 shares of Parent Common Stock in the name of Ally Glory Limited, 1,000,000 shares of Parent Common Stock in the name of Testridge Investments Limited and 1,000,000 shares of Parent Common Stock in the name of Machelle Holdings Limited, and in consideration therefor, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, free and clear of any Encumbrance the, Interest constituting 7.71% of Beihai HTW’s outstanding registered capital.”

1.3 Continuing Effect. Except as specifically modified by this Amendment, the APA shall continue in full force and effect from and after the date hereof as an agreement of the parties hereto.

1.4 Governing Law. This Amendment will be governed by the laws of the State of New York without regard to conflicts of laws principles.

1.5 Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment as of the date first written above.

Seller: BEIJING HI-TECH WEALTH NVESTMENT AND DEVELOPMENT COMPANY LIMITED Signed: /s/ Zhang Zhengyu Printed name: Zhang Zhengyu Title: Director

Buyer: MAGICAL INSIGHT INVESTMENTS LTD. Signed: /s/ Li Ming Printed name: LI Ming Title: Chief Executive Officer
Parent: GENERAL COMPONENTS, INC. Signed: /s/ Zhang Zhengyu Printed name: Zhang Zhengyu Title: Chief Executive Officer